

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2013

<u>Via E-mail</u>
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California 91739

> **Re: VRDT Corporation**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed December 26, 2012**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2012**
> **Filed February 8, 2013**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 000-52677**

Dear Mr. Kasprzak:

    We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>General</u>

1. We note in your response to comment one of our letter dated January 8, 2013 you state that you believe that you were not a shell prior to the acquisition of 24Tech. Please file a Current Report on Form 8-K reporting the change in shell company status as required by Item 5.06 of Form 8-K.

2. We note your response to comment two of our letter dated January 8, 2013, including that you "believe all information is properly disclosed" and that the disclosure regarding 24Tech is "included for informational purposes and properly labeled." However, we continue to believe that the disclosure as presented in the Form 8-K suggests that VRDT and 24Tech are two separate, standalone registrants. Further, given that you do not believe you were a shell prior to the acquisition of 24Tech, it does not appear that you need to provide the disclosure required by Item 2.01(e) of Form 8-K. Please revise your Form 8-K to clearly report your acquisition of 24Tech, including providing information required by the appropriate items of Form 8-K. Please ensure that your revised disclosure does not continue to present VRDT and 24Tech as separate registrants.

3. We note your response to comment eight of our letter dated January 8, 2013 regarding your strategic relationships with certain industry leaders. For each of the agreements that are material to your business, please file a copy of such agreements as exhibits to your next Exchange Act report.

4. We have reviewed your responses to prior comments 9, 10, 15 and 16 from our letter dated January 8, 2013. Please note that these comments remain open until you have filed the applicable amendments. We may have further comments after the amendments have been filed.

Form 10-K/A for the Year Ended March 31, 2012

5. Please amend your Form 10-K to include both sets of signatures that are required by the "Signatures" section as well as General Instruction D of Form 10-K, as requested by our prior comment 14 of our letter dated January 8, 2013.

Item 8 – Financial Statements and Supplementary Data

Consolidated Balance Sheet

6. We have reviewed your response to prior comment 12 from our letter dated January 8, 2013. We continue to have difficulty understanding how you determined it was appropriate to record a prepaid expense related to the shares of restricted stock issued to various officers and key persons as an incentive to complete a registration statement. Please provide us with the journal entries used to record these shares of restricted stock which led to the recording of a prepaid expense. Please note that ASC 718-10-30-17 states "a nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date." Further, ASC 718-10-30-25 states "an entity shall make its initial best estimate of the requisite service period at the grant date (or at the service inception date, if that precedes the grant date) and shall base accruals of compensation cost on that period." Thus, cost of the issuance of restricted stock should be recognized over the period during which the employee is performing services in exchange for the award, which is known as the requisite service period. Refer to ASC 718-20-55-4 through 55-40. Please help us better understand how your accounting of these shares of restricted stock complies with ASC 718.

Form 10-Q for the Quarter Ended September 30, 2012

Item 1 – Financial Statements, page 4

Note 11 – Prepaid Expenses, page 16

7. We have reviewed your response to prior comment 17 from our letter dated January 8, 2013. Please clearly disclose the terms of the line of credit including the life of the commitment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866, or Nudrat Salik, Staff Accountant, at 202-551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director